Exhibit 15.08

1 DECEMBER 2003

BRITISH ENERGY PLC

- and -

MARTIN GATTO

SERVICE AGREEMENT

FOR EXECUTIVE DIRECTOR

CONTENTS

1.	COMMENCEMENT AND TERM OF EMPLOYMENT	3

2.	DUTIES	3

3.	OFFICE OF DIRECTOR	5

4.	REMUNERATION	5

5.	EXPENSES	6

6.	HOLIDAYS	6

7.	RESTRICTIONS DURING EMPLOYMENT	7

8.	INVENTIONS	7

9.	CONFIDENTIALITY	9

10.	SUMMARY TERMINATION OF EMPLOYMENT	10

11.	RESIGNATION FROM DIRECTORSHIPS UPON TERMINATION	12

12.	RECONSTRUCTION OR AMALGAMATION	13

13.	EXECUTIVE DIRECTOR’S COVENANTS	13

14.	NOTICES	15

15.	DISCIPLINARY AND GRIEVANCE PROCEDURE	15

16.	STATUTORY INFORMATION	16

17.	MISCELLANEOUS	16

T H I S    A G R E E M E N T is made on the FIRST DAY OF DECEMBER 2003

BETWEEN:

(1)	BRITISH ENERGY PLC whose registered office is at 3 Redwood Crescent, East Kilbride, G74 5PR (the “Company”); and

(2)	Martin Gatto whose address is, 11 Cavendish Lodge, Cavendish Road, Bath BA1 2UD (the “Executive Director”).

WHEREAS it is agreed that the Company shall employ the Executive Director and the Executive Director shall serve the Company as Executive Director of the Company on the following terms and subject to the following conditions:

1.	COMMENCEMENT AND TERM OF EMPLOYMENT

1.1	Subject to paragraph 1.2 below the employment of the Executive Director (subject to termination as provided below) shall be for a period of 6 months commencing on 8 December 2003.

1.2	The contract will either terminate on 31 May 2003 or by either party giving the other 6 weeks notice in writing.

1.3	The Executive Director’s continuous period of employment for statutory purposes commenced on 1 December 2003.

2.	DUTIES

2.1	The Executive Director shall during his employment under this Agreement:

2.1.1	serve the Company and its subsidiaries to the best of his ability in the capacity of Finance Director or in such other capacity as the Board may from time to time determine; and

2.1.2	perform the duties and exercise the powers which the Board may from time to time properly assign to him; and

2.1.3	in the absence of any specific directions from the board (but subject always to the memorandum and articles of association of the Company) exercises general control and management of British Energy plc financial matters.

2.1.4	do all in his power to promote, develop and extend the business of the Company and of its Subsidiaries and at all times and in all respects conform to and comply with the proper and reasonable directions and regulations of the Board (but subject always to the memorandum and articles of association of the Company); and

2.1.5	at all times keep the Board promptly and fully informed (in writing if so requested) of his conduct of the business, finances and affairs of the Company and shall provide such explanations and supply all information in his possession as the Board may require in connection with such conduct of the business, finances or affairs of the Company; and

2.1.6	if and so long as the Board so directs perform and exercise the said duties and powers on behalf of any Associated Company and act as a director or other officer of any Associated Company.

2.2	The Executive Director shall carry out his duties and exercise his powers jointly with any other director appointed by the Board to act jointly with him and the Board may at any time require the Executive Director to cease performing or exercising the said or any duties or powers.

2.3	The Executive Director shall be based at the Company’s offices in London and Scotland or in any other place within the United Kingdom which the Board may require for the proper performance and exercise of his duties and powers and he may be required to travel on the business of the Company or any of its Associated Companies and/or Subsidiaries anywhere within the world.

2.4	The Company shall not be under any obligation to provide the Executive Director with any work and the Company may at any time during the continuance of his employment without notice, suspend the Executive Director and/or exclude him from all or any premises of the Company or any Associated Company.

2.5	The Executive Director shall at any time if directed to do so by the Board undergo a medical examination by a medical practitioner of the Company’s choice and at its expense. The Executive Director hereby authorises (such authorisation to be deemed to include the consent of the Executive Director for the purposes of Section 3 of the Access to Medical Reports Act 1988) such medical practitioner to disclose the results of such examination (whether in a medical report or otherwise) to the Company, subject to the Executive Director being informed by the Company of such request prior to it being made.

3.	OFFICE OF DIRECTOR

During his employment under this Agreement the Executive Director shall not:

3.1	voluntarily resign as a director of the Company;

3.2	voluntarily do or refrain from doing any act whereby his office as a director of the Company is or becomes liable to be vacated;

3.3	do anything that would cause him to be disqualified from continuing to act as a director.

4.	REMUNERATION

4.1	The remuneration of the Executive Director shall be a fixed salary (which shall accrue from day to day) payable from the Commencement Date and at the rate of £1,500 per working day (normally Monday to Friday) (or such higher rate as may be recommended by the Remuneration Committee of the Board and approved by the Company in General Meeting from time to time) inclusive of any directors’ fees payable to him under the articles of association of the Company and the Associated Companies payable in arrears by equal monthly instalments on the 24th day of every month (or such other day as the Company may from time to time decide).

4.2	In respect of any salary based Board Bonus Scheme introduced and payable by the Company for performance achieved in the year commencing 1 April 2003, or any subsequent year, the Executive Director’s entitlement to any bonus under that scheme will be calculated on the basis of 60% of notional base salary equivalent to £224,000 per annum pro-rata to the period worked.

5.	EXPENSES

The Company shall by way of reimbursement pay or procure to be paid to the Executive Director:

5.1	all reasonable travelling, accommodation, meal and other expenses wholly exclusively and necessarily incurred by him in or about the performance of his duties under this Agreement; and

provided that the Executive Director shall provide the Company with such appropriate evidence (including receipts, invoices, tickets and/or vouchers) of the expenditure in respect of which he claims reimbursement as the Company may reasonably require.

6.	HOLIDAYS

6.1	The Executive Director shall (in addition to the usual public and bank holidays) be entitled to 25 days holiday in each holiday year (as specified by the Company) to be taken at a time or times convenient to the Company.

6.2	Where the Executive Director is employed for only part of a holiday year, the entitlement will be pro-rata to the period worked.

6.3	The Executive Director shall not be entitled to carry forward any annual holiday entitlement foregone by him for any reason during the holiday year in which it accrued without the prior written consent of the Board.

7.	RESTRICTIONS DURING EMPLOYMENT

7.1	During the continuance of his employment under this Agreement the Executive Director shall unless prevented by Incapacity devote all of his time, attention and skill as are necessary to properly reform his duties to the business of the Company and shall not within the prior written consent of the Board:

(a)	engage in any other business; or

(b)	be concerned or interested in any other business of a similar nature to or competitive with that carried on by the Company or any of its Associated Companies provided that nothing in this paragraph shall preclude the Executive Director from holding or being otherwise interested in any shares or other securities of any company which are for the time being quoted on any recognised investment exchange (as defined by section 207(1) Financial Services Act 1986) (or in respect of which dealing takes place in the Alternative Investment Market).

8.	INVENTIONS

8.1	The parties foresee that the Executive Director may make, discover or create Intellectual Property in the course of his duties under this Agreement and agree that in this respect the Executive Director has a special obligation to further the interests of the Company.

8.2	In accordance with the provisions of the Patents Act 1977, the Registered Designs Act 1949 and the Copyright, Designs and Patents Act 1988, if at any time in the course of his employment under this Agreement the Executive Director makes or discovers or participates in the making or discovery of any Intellectual Property relating to or capable of being used in the business for the time being carried on by the Company or any of its Subsidiaries or Associated Companies full details of the Intellectual Property shall immediately be communicated by him to the Company and shall be the absolute property of the Company. At the request and expense of the Company the Executive Director shall give and supply all such information, data, drawings and assistance as may be requisite to enable the Company to exploit the Intellectual Property to the best advantage and shall execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

8.3	The Executive Director irrevocably appoints the Company to be his attorney in his name and on his behalf to sign execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this paragraph 8 and in favour of any third party a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this paragraph 14 shall be conclusive evidence that such is the case.

8.4	If the Executive Director makes or discovers or participates in the making or discovery of any Intellectual Property during his employment under this Agreement but which is not the property of the Company under paragraph 8.2 the Company shall subject only to the provisions of the Patents Act 1977 have the right to acquire for itself or its nominee the Executive Director’s rights in the Intellectual Property within 3 months after disclosure pursuant to paragraph 8.2 on fair and reasonable terms to be agreed or settled by a single arbitrator.

8.5	The Executive Director waives all of his Moral Rights as defined in the Copyright, Designs and Patents Act 1988 in respect of any acts of the Company or any acts of third parties done with the Company’s authority in relation to the Intellectual Property which is the property of the Company by virtue of paragraph 8.2 hereof.

8.6	Rights and obligations under this paragraph 8 shall continue in force after termination of this Agreement in respect of Intellectual Property made or discovered during the Executive Director’s employment under this Agreement and shall be binding upon his representatives.

9.	CONFIDENTIALITY

9.1	The Executive Director is aware that in the course of employment under this Agreement he will have access to and be entrusted with information in respect of the business and financing of the Company and its dealings transactions and affairs and likewise in relation to its Associated Companies all of which information is or may be confidential.

9.2	The Executive Director shall not (except in the proper course of his duties or except with the prior written consent of the Board or unless ordered by a court of competent jurisdiction) at any time during or after the period of his employment under this Agreement disclose or communicate or divulge to any person whatever or otherwise make use whether for his own benefit or for the benefit of any person other than the Company or an Associated Company of any confidential information which may come to his knowledge in the course of his employment and the Executive Director shall during the continuance of his employment use his best endeavours to prevent the unauthorised publication or misuse of any confidential information provided that such restrictions shall cease to apply to any confidential information which may enter the public domain other than through the default of the Executive Director.

9.3	All notes and memoranda of any confidential information concerning the business of the Company and the Associated Companies or any of its or their suppliers agents distributors or customers which shall have been acquired received or made by the Executive Director during the course of his employment shall be the property of the Company and shall be surrendered by the Executive Director to someone duly authorised in that behalf at the termination of his employment or at the request of the Board at any time during the course of his employment.

9.4	For the avoidance of doubt, and without prejudice to the generality of the foregoing, the following is a non-exhaustive list of matters which in relation to the Company and any Associated Company are considered confidential and must be treated as such by the Executive Director:-

(a)	any trade secrets of the Company or any Associated Company; and

(b)	any information in respect of which the Company or any Associated Company is bound by an obligation of confidence to any third party; and

(c)	unpublished and price-sensitive information relating to securities listed on any recognised Stock Exchange; and

(d)	customer lists and details of contacts with or requirements of customers; and

(e)	marketing strategies, plans, customer lists, pricing strategies, discount rates and sales figures, and

(f)	lists of suppliers and rates of charge; and

(g)	any invention, technical data, know-how or other manufacturing or trade secret of the Company and/or of any Associated Company; and

(h)	information concerning any litigation proposed, in progress or settled; and

(i)	any information made available to the Executive Director which is identified to the Executive Director as being of a confidential nature.

10.	SUMMARY TERMINATION OF EMPLOYMENT

The employment of the Executive Director may be terminated by the Company without notice or payment in lieu of notice:

10.1	if the Executive Director is guilty of any gross default or gross misconduct in connection with or affecting the business of the Company or any Subsidiary or Associated Company to which he is required by this Agreement to render services; or

10.2	in the event of any serious or repeated breach or non-observance by the Executive Director of any of the stipulations contained in this Agreement; or

10.3	if the Executive Director has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors; or

10.4	if the Executive Director is convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

10.5	if the Executive Director is disqualified from holding office in another company in which he is concerned or interested because of wrongful trading under the Insolvency Act 1986; or

10.6	if the Executive Director is convicted of an offence under the Companies Securities (Insider Dealing) Act 1985 or under any other present or future statutory enactment or regulations relating to insider dealings; or

10.7	if the Executive Director is guilty of conduct which brings or is likely to bring himself, the Company or any Associated Company into disrepute; or

10.8	if the Executive Director is, in the opinion of the Board, incapable by reasons of mental disorder of discharging his duties; or

10.9	if the Executive Director resigns as a director of the Company otherwise than at the request of the Company.

11.	RESIGNATION FROM DIRECTORSHIPS UPON TERMINATION

Upon	the termination by whatever means of this Agreement:

11.1	the Executive Director shall at the request of the Company immediately resign from office as a director of the Company and from such offices held by him in Associated Companies as may be so requested without claim for compensation for such loss of office (but without prejudice to any other claim for compensation which the Executive Director may have under this Agreement) and in the event of his failure so to do the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignation or resignations to the Company and to each of the Associated Companies of which the Executive Director is at the material time a director or other officer; and

11.2	the Executive Director shall not without the consent of the Company at any time thereafter represent himself still to be connected with the Company or any of the Associated Companies; and

11.3	the Executive Director shall forthwith deliver to the Company all documents (including correspondence lists notes memoranda plans reports papers drawings charts and other materials of whatsoever nature whether original or copies) films computer hardware computer software tapes models photographs made or compiled by or received by the Executive Director during the course of his employment with the Company and concerning the business finances or affairs of the Company any Associated Company or any supplier or customer of such company and shall not retain any copies; and

11.4	the Executive Director shall forthwith return to the Company all property of the Company and of any Associated Company (including any monies which the Executive Director may hold to the Company of any Associated Company’s account) in the possession or under the control of the Executive Director.

12.	RECONSTRUCTION OR AMALGAMATION

If the employment of the Executive Director under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and the Executive Director is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement then the Executive Director shall have no claim against the Company in respect of the termination of his employment under this Agreement.

13.	EXECUTIVE DIRECTOR’S COVENANTS

13.1	The Executive Director acknowledges that during the course of his employment with the Company he will receive and have access to confidential information of the Company (and its Associated Companies) and he will also receive and have access to detailed client/customer lists and information relating to the operations and business requirements to those clients/customers and accordingly he is willing to enter into the covenants described below in order to provide the Company and its associated companies with what he considers to be reasonable protection for those interests.

13.2	The Executive Director covenants with the Company that he will not for the period of 6 months after ceasing to be employed under this Agreement without the prior written consent of the Board in connection with the carrying on of any business in competition with the business of generating electricity and/or of any nuclear business carried on by the Company on his own behalf or on behalf of any person firm or company directly or indirectly:

13.2.1	seek to produce orders from or do business with any person firm or Company with whom he shall have done business on behalf of the Company within the 6 month period immediately preceding ceasing to be employed.

13.2.2	solicit or entice away or endeavour to solicit or entice away from the Company or any Associated Company any person who has at any time during the 6 month period immediately preceding ceasing to be employed been employed or engaged by the Company or any Associated Companies in a senior capacity and with whom the Executive Director had dealings in the course of his employment during the said 6 month period.

provided that nothing in this paragraph 13.2 shall prohibit the seeking or procuring of orders or the doing of business not relating or not similar to the business or businesses described above.

13.3	The Executive Director covenants with the Company that he will not within England and/or Wales and/or Scotland for the period of 6 months after ceasing to be employed under this Agreement without the prior written consent of the Board either alone or jointly with or as manager, agent, consultant or employee of any person firm or company (or in any other capacity including without limitation as a shareholder) directly or indirectly carry on or be engaged in any activity or business which shall be in competition with the business of electricity generating and/or of any nuclear business carried on by the Company.

13.4	The covenants contained in paragraphs 13.2.1, 13.2.2 and 13.3 are intended to be separate and severable and enforceable as such.

13.5	The Executive Director hereby undertakes that he will immediately notify the Company of any offer of employment or any other engagement or arrangement made to the Executive Director by any third party or parties which may give rise to a breach of one or more of the covenants contained in Paragraphs 13.2.1, 13.2.2 and 13.3 (“Notifiable Offer”) and further undertakes that on receipt of any Notifiable Offer he will immediately inform the third party or parties responsible for that offer of the existence of those covenants.

14.	NOTICES

14.1	Any notice required or permitted to be given under this Agreement shall be given in writing delivered personally or sent by first class post pre-paid recorded or registered delivery (air mail if overseas) or by fax to the party due to receive such notice at, in the case of the Company, its registered office from time to time and, in the case of the Executive Director his address as set out in this Agreement (or such address as he may have notified to the Company in accordance with this paragraph).

14.2	Any notice delivered personally shall be deemed to be received when delivered to the address provided in paragraph 14.1 and any notice sent by pre-paid recorded or registered delivery post shall be deemed (in the absence of evidence of earlier receipt) to be received 2 days after posting (6 days in sent air mail) and in proving the time of despatch it shall be sufficient to show that the envelope containing such notice was properly addressed, stamped and posted. A notice sent by fax shall be deemed to have been received on receipt by the sender of the successful transmission form.

15.	DISCIPLINARY AND GRIEVANCE PROCEDURE

15.1	For statutory purposes there is no formal disciplinary procedure in relation to the Executive Director’s employment. The Executive Director shall be expected to maintain the highest standards of integrity and behaviour. All disciplinary matters for Executive Directors are dealt with by the Board.

15.2	For statutory purposes there is no formal grievance procedure. The Executive Director should apply to the Board to seek redress for any grievance.

15.3	There is a right of appeal to the Board whose decision shall be final.

16.	STATUTORY INFORMATION

For the avoidance of doubt this Agreement also constitutes the statement of particulars of terms and conditions of employment which is required to be given to the Executive Director by Section 1 Employment Protection (Consolidation) Act 1978 as amended.

17.	MISCELLANEOUS

17.1	In this Agreement unless the context otherwise requires the following expressions shall have the following meanings:

“Associated Company”	a Subsidiary and any other company which is for the time being a holding company (as defined by the Companies Acts 1985 and 1989) or the Company or another subsidiary of any such holding company;

“Board”	the Board of Directors for the time being of the Company.

by and shall be construed in accordance with the laws of England;

17.2	The parties to this Agreement submit to the exclusive jurisdiction of the English courts.

17.3	This Agreement contains the entire understanding between the parties and supersedes all previous agreements and arrangements (if any) relating to the employment of the Executive Director by the Company (which shall be deemed to have been terminated by mutual consent).

17.4	The expiry or determination of this Agreement howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect after the termination of this Agreement and shall be without prejudice to any right of action already accrued to either party in respect of any breach of this Agreement by the other party. For the avoidance of doubt the clauses of this Agreement that operate after the termination of this Agreement are 7, 8, 9, 11, 12, 13 and 14.

IN WITNESS whereof this Agreement has been duly executed the day and year first above written

Martin Gatto	Witness

Name
Address

For and on behalf of British Energy PLC

Director	Witness

Date